Inpixon

2470 E. Bayshore Road, Suite 195

Palo Alto, California 94303

November 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Austin Pattan, Staff Attorney Jeff Kauten, Staff Attorney

Re:	Inpixon Registration Statement on Form S-4 File No. 333-273964

Ladies and Gentlemen:

Inpixon (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on November 13, 2023, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Kevin Friedmann of Norton Rose Fulbright US LLP, at (312) 964 7763 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very Truly Yours Inpixon

By:	/s/ Melanie Figueroa
Name:	Melanie Figueroa
Title:	General Counsel

cc:	Nadir Ali (Inpixon) Kevin Friedmann (Norton Rose Fulbright US LLP) Blake Redwine (Norton Rose Fulbright US LLP)